Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

July 8, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sino Assurance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

As amended on March 24, 2011

Commission File No.  000-50002

Dear Mr. Rosenberg:

Please be advised that our law firm serves as legal counsel to Sino Assurance, Inc., a Delaware corporation (the “Company”).  Enclosed please find the Company’s responses to your written comment letter dated June 10, 2011.

Summary of Significant Accounting Policies

Basis of consolidation, page 36

1.

Your response to prior comment two does not address how China Construction Guaranty Company Limited (“CCG”) meets the conditions of a VIE.  Please address the characteristics described in ASC 810-10-15-14.  Also please revise your proposed disclosures to satisfy all of the requirements listed in ASC 810-10-50-7.  In addition tell us if CCG has the unilateral right to terminate the agreements, is all of the agreements are enforceable under PRC law, and whether the agreements cover all of CCG’s operating activities, as you state in your response the operating agreement covers operations of CCG in “different aspects.”

Response:

We have fully addressed the characteristics described in ASC 810-10-15-14 to demonstrate how CCG meets the conditions of a VIE, based upon a series of contractual arrangements.  The chronology of the contractual agreements is as follows:

On August 1, 2008, the Company through its subsidiary, Linking Target Limited (“LTL”) entered into an Exclusive Cooperation Agreement  with China Construction Guaranty Company Limited (“CCG”), a corporation incorporated in the People’s Republic of China which is engaged in the business of the construction and employees guaranty, pursuant to which the parties have agreed, among other things, that LTL will provide various services to CCG, including consulting services, training services, human resources for business development and other related services.   As described in response number 2 in the Company’s response letter to the comment letter dated April 15, 2011, on September 23, 2008, the Company through its subsidiary, LTL entered into additional agreements amongst CCG and the individual owner of CCG thereby establishing CCG  as a variable interest entity of the Company (the Cooperation Agreement and additional VIE Agreements identified in the Company’s prior response letter are referred to herein as the “Initial VIE Agreements”).

On October 26, 2009, LTL assigned its rights under the Initial VIE Agreements to Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“ZHJ”), a wholly-owned subsidiary of the Company.  Subsequent to the assignment, ZHJ, CCG and the individual owner of CCG entered into the agreements set forth below to replace the Initial VIE Agreements. Through the contractual arrangements, described below, the Company has variable interest of CCG and consequently is the primary beneficiary of CCG.  We will enhance our disclosure in the future filings for better presentation of the Company’s VIE structure and will include the agreements identified below as exhibits to the Form 10-KA to be filed by the Company.  The Agreements that provide ZHJ effective control over CCG are as follows:

Operating Agreement
1.

CCG and the registered legal owners of CCG mutually agree to grant CCG with the principal operating decision making rights, such as appointment of directors and senior executive officers of the VIE. Also, ZHJ is a guarantor to CCG in connection with the operational performance of all contracts entered between CCG and third parties.

2.	Exclusive Management Service and Business Consulting Agreement

ZHJ is an exclusive provider of the business consulting, related services and financial support to CCG for a period of 20 years, in return for a service fee which is equal to all of CCG’s annual net profit. The service fees are eliminated upon consolidation.

3.	Option Agreement

ZHJ has the irrecoverable right to purchase the equity interests of CCG from the registered legal equity owners of CCG, to the extent permitted under PRC laws and regulations at the request of the Company.

4.	Proxy Statement

All of the registered legal equity owners of CCG irrecoverably grant and entrust with their voting rights and vote on their behalf on all matters they are entitled to vote on, under the laws of the PRC and the Articles of Association of CCG.

5.	Equity Pledge Agreement

All of the registered legal equity owners of CCG have pledged their respective equity interests in CCG as a security the obligations of the registered legal equity owners and CCG under the agreements and for the payment by CCS under the exclusive management service and business consulting agreement.

Key characteristics of a controlling financial interest under ASC 810-10-15-14:

1.	Voting power

ZHJ has a direct ability through voting right under the Proxy Statement to make decision about CCG’s activities that have a significant effect on the success of CCG.

Also, ZHJ has an ability to appoint the director and senior executive officers in CCG under the Operating Agreement.

2.	Expected losses

ZHJ has an obligation to absorb the expected losses of CCG, whereas ZHJ has provided a full guarantee for the performance of all contracts, agreements or transactions in connection with CCG’s operation under the Operating Agreement.

Also, ZHJ will also provide financial support to CCG if its operation is at risk under the Exclusive Management Service and Business Consulting Agreement.

3.	Expected residual returns

ZHJ has the right to receive the expected residual returns of CCG, whereas ZHJ will receive the service fee equal to 100% of CCG’s net profit under the Exclusive Management Service and Business Consulting Agreement and Equity Pledge Agreement.

In order to enhance the better understanding to the basis of accounting policies about the VIE. We have made the proposed disclosures to satisfy all of the requirements listed in ASC 810-10-50-7, as below:

To comply with the PRC laws and regulations, the Company currently conducts substantially all of its businesses through CCG, which is considered as a VIE.

Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“ZHJ”), a wholly-owned subsidiary of the Company, entered into a series of contractual arrangements with CCG. Through the contractual arrangements, described below, the Company has variable interest of CCG and consequently is the primary beneficiary of CCG. Agreements that provide ZHJ effective control over CCG are as follows:

Operating Agreement
1.

CCG and the registered legal owner of CCG mutually agree to grant CCG with the principal operating decision making rights, such as appointment of directors and senior executive officers of the VIE. Also, ZHJ is a guarantor to CCG in connection with the operational performance of all contracts entered between CCG and third parties.

2.	Exclusive Management Service and Business Consulting Agreement

ZHJ is an exclusive provider of the business consulting, related services and financial support to CCG for a period of 20 years, in return for a service fee which is equal to all of CCG’s annual net profit. The service fees are eliminated upon consolidation.

3.	Option Agreement

ZHJ has the irrecoverable right to purchase the equity interests of CCG from the registered legal equity owners of CCG, to the extent permitted under PRC laws and regulations at the request of the Company.

4.	Proxy Statement

All of the registered legal equity owners of CCG irrecoverably grant and entrust with their voting rights and vote on their behalf on all matters they are entitled to vote on, under the laws of the PRC and the Articles of Association of CCG.

5.	Equity Pledge Agreement

All of the registered legal equity owners of CCG have pledged their respective equity interests in CCG as a security the obligations of the registered legal equity owners and CCG under the agreements and for the payment by CCS under the exclusive management service and business consulting agreement.

(i)

The Company believes that all these contractual agreements with CCG are in compliance with PRC law and are legally enforceable.  Please refer to the legal opinion to the PRC matters in Exhibit A attached hereto.

In addition, we would like to clarify the below items:

(ii)

All of the agreements are enforceable under the PRC law. Please refer to the legal opinion to the PRC matters in Exhibit A attached hereto.

(iii)

Pursuant to the terms and conditions of the agreements, CCG has no unilateral right to terminate the agreements. Please refer to Section 8.2 in Exclusive Management Service and Business Consulting Agreement in attached to the legal opinion as Appendix A 1.

(iv)

The agreements cover all of CCG’s operating activities in all different aspects, such as operational management, human resource, customer relations, financial support and strategic planning, etc. Please refer to Operating Agreement and Exclusive Management Service and Business Consulting Agreement attached to the legal opinion as Appendix A 3 and A 1, respectively.

Provision for Guarantee Losses, page 38

2.

We acknowledge your response to prior comment one, however, your response did not fully address our comment.  Regarding bullet five, please provide us with your accounting analysis that supports revenue recognition, expense accruals, and all related assets and liabilities under guarantee contracts.  Please cite specific sections of the U.S. GAAP Accounting Standards Codification to support your analysis.

Response:

Under the guarantee contracts, the Company generally provides guarantee services to corporations and individuals by issuing and obtaining surety or tendering guarantees for their business operations and/or personal use, with the maturities from 2 days to 2 years. In exchange for the Company’s guarantee services, the customers pay a certain percentage of the surety amount as a guarantee fee income to the Company.

The Company follows ASC Topic 605-20-25-8, “Fees for Guaranteeing a Loan” and recognizes the guarantee fee income over the term of the contract on a straight line basis, net of business taxes, the price to the client is fixed or determinable, and collectability of the resulting receivable is reasonably assured.

At the balance sheet date, any fees received in advance under the guarantee contracts are recorded as deferred revenue and amortized as revenue over the term of the guarantee period on a straight-line basis.

Concurrently, the Company recognizes the bank charges associated with the guarantee as cost of revenue when incurred.

In order to reduce a certain level of default risk under the guarantee contracts, the Company also requests the required amount of cash deposits from the customers as security to the Company to assure the satisfaction of their performance obligations arising from the surety or tendering guarantees. These cash collaterals are recorded under the caption of “Restricted cash” as assets and “Customer collateral” as liabilities on the balance sheet. Upon the expiry of the guarantee contract, the Company will refund the cash deposit to the customers in full.

In connection with the nature of its guarantee business, the Company is exposed to the potential losses from the shortfall of the guaranteed amount over its customer collateral, if the customers fail to the completion of their performance obligation in a timely manner under the surety guarantees. Therefore, the Company regularly reviews actual claims from guarantee loss to determine if any necessary adjustments may be recognized to the reserve in the period in which those differences arise or are identified. The Company follows ASC Topic 450-20-25, “Loss Contingencies” and assesses the estimated losses from a loss contingency among the outstanding guarantee contracts at the balance sheet date. Provision for guarantee losses reflects the Company’s best projection of defaults and the Company believes that it is more likely as a result of loss events that have occurred through the balance sheet date.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

EXHIBIT A

LEGAL OPINION

GUANGDONG GUANGHE LAW FIRM

GUANGDONG GAIN LAW FIRM

Address:

20/F., Block A, World Trade Plaza, Fuhong RD., Futian District, Shenzhen, China

Telephone：0755-83511858, 83511836

Fax：

0755-83511822

Post code ：518033

Email:

fu-hong2002@163.com

GUANGDONG GUANGHE LAW FIRM

Add:

20/F., Block A, World Trade Plaza, Fuhong RD., Futian District, Shenzhen, China              Post code ：518033

Tel:

0755—83679909   Fax：0755—83511859

To:

Sino Assurance Inc.

From: Guangdong Guanghe Law Firm

Fu Hong, Esq.（ Tel：13006660565 ）

Date：July 8, 2011

Re: PRC Legal Opinion

We are lawyers qualified in the People’s Republic of China (the “PRC”, which, for the purpose of this opinion, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and are qualified to issue an opinion on PRC Laws（as defined below）.

We are acting as PRC legal counsel to Sino Assurance Inc. (the “Company”) solely in connection with the enforceability of VIE Arrangements under PRC Laws.

As used herein, (A) “PRC Authorities” means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial body in the PRC; (B) “PRC Laws” means all laws, statutes, regulations, orders, decrees, notices, circulars, judicial interpretations and other legislations of the PRC effective and available to the public as of the date hereof; (C) “Governmental Authorizations” means all approvals, consents, certificates, authorizations, filings, registrations, permissions, annual inspections, qualifications, permits and licenses required by any PRC Authorities pursuant to any PRC Laws; (D) “WFOE” means Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited incorporated in PRC; (E）“VIE Entity” means China Construction Guaranty Company Limited incorporated in PRC; (F) “PRC Group Entities” means the WFOE and the VIE Entity.

In so acting, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of the documents provided to us by the Company and the PRC Group Entities and such other documents, corporate records, certificates, Governmental Authorizations and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion, including, without limitation, originals or copies of the agreements listed in Appendix A hereof (the “VIE Agreements”) and the certificates issued by the PRC Authorities and officers of the Company and the relevant PRC Group Entities (collectively, the “Documents”).

In reviewing the Documents and for the purpose of this opinion, we have assumed without further inquiry:(1) the genuineness of all the signatures, seals and chops; (2) the authenticity of the Documents submitted to us as originals and the conformity with the originals of the Documents provided to us as copies and the authenticity of such originals; (3) the truthfulness, accuracy, completeness and fairness of all Documents, as well as the factual statements contained in such Documents; (4) that the Documents provided to us remain in full force and effect up to the date of this opinion and have not been revoked, amended, varied or supplemented except as otherwise indicated in such Documents; (5) that all information provided to us by the Company and the PRC Group Entities in response to our enquiries for the purpose of this opinion in true, accurate, complete and not misleading, and that the Company and the PRC Group Entities have not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part; (6) that all parties other than the PRC Group Entities have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; (7) that all parties other than the PRC Group Entities have duly executed, delivered and performed the Documents to which they are parties, and all parties will duly perform their obligations under the Documents to which they are parties; (8) that all Governmental Authorizations and other official statement or documentation are obtained from competent PRC Authorities by lawful means in due course; and (9) that all the Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws.

Based on the foregoing and the qualifications set out below, we are of the opinion that, as of the date hereof, so for as PRC Laws are concerned:

(1)

To the best of our knowledge, (A) the ownership structure of, as disclosed under the heading “Organization and Business Background” of Sino Assurance Inc., is in compliance with applicable PRC Laws; (B) each of the VIE Agreements is, and all the VIE Agreements taken as a whole are, valid and legally binding on each party of such agreement under PRC Laws; (C) each of the VIE Agreements does not result in any violation of any applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and there can be no assurance that the PRC Authorities will ultimately take a view that is consistent with our opinion stated above.

(2)

Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited has been duly incorporated and is validly existing as a wholly foreign owned enterprise with limited liability under the PRC Laws and its business license is in full force and effect. All of the equity interest of Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited is legally owned by Linking Target Limited. The articles of association of Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited comply with PRC Laws in all material respects and are in full force and effect.

This opinion is subject to the following qualifications:

(3)

(a)

This opinion is, in so far as it relates to the validity and enforceability of a contract, subject to (A) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally, (B) possible judicial or administrative actions or any PRC Laws affecting creditors’ rights, (C) certain equitable, legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, interests of the State, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation, (D) any circumstance in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary at the conclusions thereof; (E) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorneys fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process.

(b)	This opinion is subject to the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(c)

This opinion relates only to PRC Laws and we express no opinion as to any laws other than PRC Laws. PRC Laws as used in this opinion refers to PRC Laws currently in force as of the date of this opinion and there is no guarantee that any of such PRC Laws will not be changed, amended or revoked in the immediate future or in the longer term with or without retroactive effect.

This opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the use of this opinion in response to the SEC comments, and the filing hereof as an exhibit to, the SEC filings where necessary. This opinion is delivered solely to the Company and solely for the purpose of and in connection with the reply to SEC comments submitted to the SEC on the date of this opinion and may not be relied upon by any other person or used for any other purpose without our prior written consent.

Guangdong Guanghe Law Firm

July 8, 2011

Fu Hong Lawyer (Signature by Fu Hong)

Appendix A

1.

Exclusive Management Service and Business Consulting Agreement dated November 2, 2009 and entered into between Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“ZHJ”) and China Construction Guaranty Co. Ltd (“CCG”).

2.

Equity Pledge Agreement dated November 2, 2009 and entered into among ZHJ, CCG and CCG shareholders.

3.

Operating Agreement dated November 2, 2009 and among ZHJ, CCG and CCG shareholders.

4.

Option Agreement dated November 2, 2009 and among ZHJ, CCG and CCG shareholders.

5.

Shareholders’ Voting Rights Proxy Agreement dated November 2, 2009 and between ZHJ and CCG shareholders.

Exclusive Management Service and Business Consulting Agreement

This Exclusive Management Service and Business Consulting Agreement (this “Agreement”) is dated on November 2, 2009, and is entered into in Shenzhen, China by and between Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“Party A”) and China Construction Guaranty Co. Ltd. (“Party B”),  Party A and Party B are referred to collectively in this Agreement as the “Parties.”

RECITALS

WHEREAS, Party A, a limited company organized and existing under the laws of People’s Republic of  China, has the expertise in the business consulting, including project investment consulting, business information consulting, economic information consulting and enterprise marketing policy designing.

(2)

WHEREAS, Party B is a company organized and existing under the laws of the People’s Republic of China.

WHEREAS, an exclusive management service and business consulting agreement was originally entered into between Linking Target Limited (a limited company incorporated in the British Virgin Islands and having the ownership of 100% equity interest in Party A) and Party B on September 23, 2008 (the “Old Exclusive Agreement”).

WHEREAS, by the notice of assignment dated October 26, 2009, Party B has consented to the assignment and transfer of all rights and obligations under the Old Exclusive Agreement dated September 23, 2008 from Linking Target Limited to Party A as a result of the corporate restructure.

WHEREAS, the Parties are now entering into this new Exclusive Agreement.

NOW THEREFORE, the Parties agree as follows:

1. DEFINITIONS

1.1 In this Agreement the following terms shall have the following meanings:

“Affiliate,” with respect to any Person, shall mean any other Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Consulting Services Fee” shall be as defined in Clause 4.1;

“Indebtedness” shall mean, as to any Person, without duplication, (i) all indebtedness (including principal, interest, fees and charges) of such Person for borrowed money for the deferred purchase price of property or services, (ii) the face amount of all letters of credit issued for the amount of such Person and all drafts drawn thereunder, (iii) all liabilities secured by any Lien on any property owned by such person, whether or not such liabilities have been assumed by such Person, (iv) the aggregate amount required to be capitalized under leases under which such Person is the lessee and (v) all contingent obligations (including, without limitation, all guarantees to third parties) of such Person;

“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including. without limitation, any conditional sale or other title retention agreement, any financing or similar statement or notice filed under recording or notice statute, and any lease having substantially the same effect as any of the foregoing);

“Person” shall mean any individual, corporation, company, voluntary association, partnership, joint venture, trust, unincorporated organization, entity or other organization or any government body;

“PRC” means the People’s Republic of China;

“Services” means the services to be provided under the Agreement by Party A to Party B, as more specifically described in Clause 3; In this Agreement a reference to a Clause, unless the context otherwise requires, is a reference to a clause of this Agreement.

1.2 The headings in this Agreement shall not affect the interpretation of this Agreement.

2. CONDITIONS PRECEDENT

The obligations of the parties to effect this Agreement is conditional upon signing of the following documents:

(a)

Equity Pledge Agreement to be entered into among Party A, Party B and the shareholders of Party B;

(b)

Operating Agreement to be entered into among Party A, Party B, and the shareholders of Party B;

(c)

Option Agreement to be entered into among Party A, Party B and the shareholders of Party B;

(d)

Shareholders’ Voting Rights Proxy Agreement between Party A and the shareholders of Party B.

3. RETENTION AND SCOPE OF SERVICES

3.1 Party B hereby agrees to retain the services of Party A, and Party A accepts such appointment, to provide to Party B services in relation to the current and proposed operations of Party B’s business in the PRC upon the terms and conditions of this Agreement. The services subject to this Agreement shall include, without limitation:

(a) General management consulting service,

(b) Human resource management.

(i) Advice and assistance in relation to the staffing of Party B, including assistance in the recruitment, employment and secondment of management personnel, administrative personnel and staff of Party B;

(ii) Training of management, staff and administrative personnel;

(iii) Assistance in the development of sound payroll administrative controls in Party B;

(iv) Advice and assistance in the relocation of management and staff of Party B;

(c) Research and Development

(i) Advice and assistance in relation to research and development of new products of Party B;

(ii) Advice and assistance in industry development; and

(d)  Such other advice and assistance as may be agreed upon by the Parties.

3.2 Exclusive Services Provider. During the term of this Agreement, Party A shall be the exclusive provider of the Services. Party B shall not seek or accept similar services from other providers unless the prior written approval is obtained from Party A.

3.3 Intellectual Properties Related to the Services. Party A shall own all intellectual property rights developed or discovered through research and development, in the course of providing Services, or derived from the provision of the Services. Such intellectual property rights shall include patents, trademarks, trade names, copyrights, patent application rights, copyright and trademark application rights, research and technical documents and materials, and other related intellectual property rights including the right to license or transfer such intellectual properties. If Party B must utilize any intellectual property, Party A agrees to grant an appropriate license to Party B on terms and conditions to be set forth in a separate agreement.

3.4  Pledge. Party B shall permit and cause its shareholders to pledge the equity interests of Party B for securing the Fee that should be paid by Party B pursuant to this Agreement.

4. PAYMENT

4.1 General.

(a) In consideration of the Services provided by Party A hereunder, Party B shall pay to Party A during the term of this Agreement a consulting services fee (the “Consulting Services Fee”), payable in RMB annually, equal to all of its net profit for such year based on the year end financial statements provided under Clause 6.1 below. Such quarterly payment shall be made upon demand by Party A.

(b) Party B will permit, from time to time during regular business hours as reasonably requested by Party A, or its agents or representatives (including independent public accountants, which may be Party B’s independent public accountants), (i) to conduct periodic audits of books and records of Party B, (ii) to examine and make copies of and abstracts from all books, records and documents (including, without limitation, computer tapes and disks) in the possession or under the control of Party B (iii) to visit the offices and properties of Party B for the purpose of examining such materials described in clause (ii) above, and (iv) to discuss matters relating to the performance by Party B hereunder with any of the officers or employees of Party B having knowledge of such matters. Party A may exercise the audit rights provided in the preceding sentence at any time, provided that Party A provides ten days written notice to Party B specifying the scope, purpose and duration of such audit. All such audits shall be conducted in such a manner as not to interfere with Party B’s normal operations.

4.2 Party B shall not be entitled to set off any amount it may claim which is owed to it by Party A against any Consulting Services Fee payable by Party B to Party A unless Party B first obtains Party A’s written consent.

4.3 Should Party B fail to pay all or any part of the Consulting Service’s Fee due to Party A in RMB under this Clause 4 Within the time limits stipulated, Party B shall pay to Party A interest in RMB on the amount overdue based on the three (3) month lending rate for RMB announced by the Bank of China on the relevant due date.

4.4 All payments to be made by Party B hereunder shall be made free and clear of and without deduction for or on account of tax, unless Party B is required to make such payment subject to the deduction or withholding of tax.

5. FURTHER TERMS OF COOPERATION

5.1 All business revenue of Party B shall be directed in full by Party B into a bank account(s) nominated by Party A.

5.2  To ensure that the cash flow requirements of Party B’s ordinary operations are met and/or to set off any loss accrued during such operations, Party A is obligated, only to the extent permissible under PRC law, to provide financing support for Party B, whether or not Party B actually incurs any such operation loss. Party A’s financing support for Party B may take the form of bank entrusted loans or borrowings. Contracts for such borrowings shall be executed separately.

6. UNDERTAKINGS OF PARTY B

Party B hereby agrees that, during the term of the Agreement:

6.1 Information Covenants. Party B will furnish to Party A:

6.1.1 Preliminary Monthly Reports. Within five (5) days of the end of each calendar month the respective preliminary income statements and balance sheets of Party B made up to and as at the end of such calendar month, in each case prepared in accordance with the PRC generally accepted accounting principles, consistently applied;

6.1.2 Final Monthly Reports. Within ten (10) days after the end of each calendar month, a final report from Party B on the financial position and results of operations and affairs of Party B made up to and as at the end of such calendar month and for the elapsed portion of the relevant financial year, setting forth in each case in comparative form figures for the corresponding period in the preceding financial year, in each case prepared in accordance with the PRC generally accepted accounting principles, consistently applied;

6.1.3 Quarterly Reports. As soon as available and in any event within forty-five (45) days after each Quarterly Date (as defined below), unaudited consolidated and consolidating statements of income, retained earnings and changes in financial position of the Party B and its subsidiaries, if any, for such quarterly period and for the period from the beginning of the relevant fiscal year to such Quarterly Date and the related consolidated and consolidating balance sheets as at the end of such quarterly period, setting forth in each case actual versus budgeted comparisons and in comparative form the corresponding consolidated and consolidating figures for the corresponding period in the preceding fiscal year, accompanied by a certificate of the chief financial officer of the Party B, which certificate shall state that said financial statements fairly present the consolidated and consolidating financial condition and results of operations, as the case may be, of the Party B and its subsidiaries, if any, in accordance with PRC general accepted accounting principles applied on a consistent basis as at the end of, and for, such period (subject to normal year-end audit adjustments and the preparation of notes for the audited financial statements);

6.1.4 Annual Audited Accounts. Within six (6) months of the end of the financial year, the annual audited accounts of Party B to which it relates (setting forth in each case in comparative form the corresponding figures for the preceding financial year), in each case prepared in accordance with, among others, the PRC generally accepted accounting principles, consistently applied;

6.1.5 Budgets. At least 90 days before the first day of each financial year of Party B, a budget in form satisfactory to Party A (including budgeted statements of income and sources and uses of cash and balance sheets) prepared by Party B for each of the four financial quarters of such financial year accompanied by the statement of the chief financial officer of Party B to the effect that, to the best of his knowledge, the budget is a reasonable estimate for the period covered thereby.

6.1.6 Notice of Litigation. Promptly, and in any event within one

(1) business day after the officer of Party B obtains knowledge thereof, notice of (i) any litigation or governmental proceeding pending against Party B which could materially adversely affect the business, operations, property, assets, condition (financial or otherwise) or prospects of Party B and (ii) any other event which is likely to materially adversely affect the business, operations, property, assets, condition (financial or otherwise) or prospects of Party B.

6.1.7 Other Information. From time to time, such other information or documents (financial or otherwise) as Party A may reasonably request. For purposes of this Agreement, “a Quarterly Date” shall mean the last day of March, June, September and December in each year, the first of which shall be the first such day following the date of this Agreement; provided that if any such day is not a business day in the PRC, then such Quarterly Date shall be the next succeeding business day in the PRC.

6.2 Books, Records and Inspections. Party B will keep proper books of record and account in which full, true and correct entries in conformity with generally accepted accounting principles in the PRC and all requirements of law shall be made of all dealings and transactions in relation to its business and activities. Party B will permit officers and designated representatives of Party A to visit and inspect, under guidance of officers of Party B, any of the properties of Party B, and to examine the books of record and account of Party B and discuss the affairs, finances and accounts of Party B with, and be advised as to the same by, its and their officers, all at such reasonable times and intervals and to such reasonable extent as Party A may request.

6.3 Corporate Franchises. Party B will do or cause to be done, all things necessary to preserve and keep in full force and effect its existence and its material rights, franchises and licenses.

6.4 Compliance with Statutes, etc. Party B will comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, in respect of the conduct of its business arid the ownership of its property, including without limitation maintenance of valid and proper government approvals and licenses necessary to provide the services, except that such noncompliance could not, in the aggregate, have a material adverse effect on the business, operations, property, assets, condition (financial or otherwise) or prospects of Party B.

7. NEGATIVE COVENANTS

Party B covenants and agrees that, during the term of this Agreement, without the prior written consent of Party A.

7.1 Equity. Party B will not issue, purchase or redeem any equity or debt securities of Party B.

7.2 Liens. Party B will not create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible) of Party B whether now owned or hereafter acquired, provided that the provisions of this Clause 7.2 shall not prevent the creation, incurrence, assumption or existence of:

7.2.1 Liens for taxes not yet due, or Liens for taxes being contested in good faith and by appropriate proceedings for which adequate reserves have been established; and

7.2.2 Liens in respect of property or assets of Party B imposed by law, which were incurred in the ordinary course of business, and (x) which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of Party B or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property of assets subject to any such Lien.

7.3 Consolidation, Merger, Sale of Assets, etc. Party B will not wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or convey, sell, lease or otherwise dispose of (or agree to do any of the foregoing at any future time) all or any part of its property or assets, or purchase or otherwise acquire (in one or a series of related transactions) any part of the property or assets (other than purchases or other acquisitions of inventory, materials and equipment in the ordinary course of business) of any Person, except that (i) Party B may make sales of inventory in the ordinary course of business and (ii) Party B may, in the ordinary course of business, sell equipment which is uneconomic or obsolete.

7.4 Dividends. Party B will not declare or pay any dividends, or return any capital, to its shareholders or authorize or make any other distribution, payment or delivery of property or cash to its shareholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for a consideration, any shares of any class of its capital stock now or hereafter outstanding (or any options or warrants issued by Party B with respect to its capital stock), or set aside any funds for any of the foregoing purposes.

7.5 Leases. Party B will not permit the aggregate payments (including, without limitation, any property taxes paid as additional rent or lease payments) by Party B under agreements to rent or lease any real or personal property to exceed US$1 million in any fiscal year of Party B.

7.6 Indebtedness. Party B will not Contract, create, incur, assume or suffer to exist any indebtedness, except accrued expenses and current trade accounts payable incurred in the ordinary course of business, and obligations under trade letters of credit incurred by Party B in the ordinary course of business, which are to be repaid in full not more than one (1) year after the date on which such indebtedness is originally incurred to finance the purchase of goods by Party B.

7.7 Advances, Investment and Loans. Party B will not lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, except that Parry A may acquire and hold receivables owing to it, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with Customary trade terms.

7.8 Transactions with Affiliates. Party B will not enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate of Party B other than on terns and conditions substantially as favorable to Party B as would be obtainable by Party B at the time in a comparable arm’s-length transaction with a Person other than an Affiliate and with the prior written consent of Party A.

7.9 Capital Expenditures. Party B will not make any expenditure for fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which should be “capitalized in accordance with generally accepted accounting principles in the PRC and including capitalized lease obligations) during any period set forth below (taken as one accounting period) which exceeds in the aggregate for Party B the amount of commencing in the fiscal year.

7.10 Modifications to Debt Arrangements, Agreements or Articles of Association. Party B will not (i) make any voluntary or optional payment or prepayment on or redemption or acquisition for value of (including, without limitation, by way of depositing with the trustee with respect thereto money or securities before due for the purpose of paying when due) any Existing Indebtedness or (ii) amend or modify, or permit the amendment or modification of, any provision of any Existing Indebtedness or of any agreement (including, without limitation, any purchase agreement, indenture, loan agreement or security agreement) relating to any of the foregoing or (iii) amend, modify or change its Articles of Association or Business License, or any agreement entered into by it, with respect to its capital stock, or enter into any new agreement with respect to its capital stock.

7.11 Line of Business. Party B will not engage (directly or indirectly) in any business other than those types of business prescribed within the business scope of Party B’s business license except with the prior written consent of Party A.

8. TERM AND TERMINATION

8.1 This Agreement shall take effect on the date of execution and shall remain in full force and effect for 10 years subject to an automatic renewal for an additional 10-year term thereafter unless terminated pursuant to Clause 8.2.

8.2 This Agreement may be terminated:

8.2.1 by either Party giving written notice to the other Party if the other Party has committed a material breach of this Agreement (including but not limited to the failure by Party B, to pay the Consulting Services Fee) and such breach, if capable of remedy, has not been so remedied within, in the case of breach of a non-financial obligation, 14 days, following receipt of such written notice;

8.2.2 by either Party giving written notice to the other Party if the other Party becomes bankruptcy or insolvent or is the subject of proceedings or arrangements for liquidation or dissolution or ceases to carry on business or becomes unable to pay its debts as they come due;

8.2.3 by either Party giving written notice to the other Party if, for any reason, the operations of Party A are terminated;

8.2.4 by either Party giving written notice to the other Party if the business licence or any other license or approval material for the business operations of Party B is terminated, cancelled or revoked;

8.2.5 by either Party giving written notice to the other Party if circumstances arise which materially and adversely affect the performance or the objectives of this Agreement; or

8.2.6 by election of Party A with or without reason.

8.3 Any Party electing properly to terminate this Agreement pursuant to Clause 8.2 shall have no liability to the other Party for indemnity, compensation or damages arising solely from the exercise of such right. The expiration or termination of this Agreement shall not affect the continuing liability of Party B, to pay any Consulting Services Fees already accrued or due and payable to Party A. Upon expiration or termination of this Agreement, all amounts then due and unpaid to Party A by Party B hereunder, as well as all other amounts accrued but not yet payable to Party A by Party B, shall forthwith become due and payable by Party B to Party A.

9. PARTY B’S REMEDY UPON PARTY A’S BREACH

In addition to the remedies provided elsewhere under this Agreement, Party A shall be entitled to remedies permitted under PRC laws, including without limitation compensation for any direct and indirect losses arising from the breach and legal fees incurred to recover losses from such breach.

10. AGENCY

The Parties are independent Contractors, and nothing in this Agreement shall be construed to constitute either Party to be the agent, Partner, legal representative, attorney or employee of the other for any Purpose whatsoever. Neither Party shall have the power or authority to bind the other except as specifically set out in this Agreement.

11. GOVERNING LAW AND JURISDICTION

11.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of PRC.

11.2 Arbitration. Any dispute arising from, out of or in connection with this Agreement shall be settled through friendly consultations between the Parties. Such consultations shall begin immediately after one Party has delivered to the other Party a written request for such consultation. If within ninety (90) days following the date on which such notice is given, the dispute cannot be settled through consultations, the dispute shall, upon the request of any Shareholder with notice to the other Party, be submitted to arbitration in China under the auspices of China International Economic and Trade Arbitration Commission (the “CIETAC”). The Parties shall jointly appoint a qualified interpreter for the arbitration proceedings and shall be responsible for sharing in equal portions the expenses incurred by such appointment.

11.3 Number and Selection of Arbitrators. There shall be three (3) arbitrators. Party B shall select one (1) arbitrator and Party A shall select one (1) arbitrator, and both arbitrator shall be selected within thirty (30) days after giving or receiving the demand for arbitration. Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The chairman of the CIETAC shall select the third arbitrator. If a Party does not appoint an arbitrator who has consented to participate within thirty (30) days after the selection of the first arbitrator, the relevant appointment shall be made by the chairman of the CIETAC.

11.4 Language. Unless otherwise provided by the arbitration rules of CIETAC, the arbitration proceeding shall be conducted in English. The arbitration tribunal shall apply the arbitration rules of the CIETAC in effect on the date of the signing of this Agreement. However, if such rules are in conflict with the provisions of this Clause, including the provisions concerning the appointment of arbitrators, the provisions of this Clause shall prevail.

11.5 Cooperation; Disclosure. Each Party shall cooperate with the other Party in making full disclosure of and providing complete access to all information and documents requested by the other Party in connection with such proceedings, subject only to any confidentiality obligations binding on such Parties.

11.6 Jurisdiction. Judgment upon the award rendered by the arbitration may be entered into by any court having jurisdiction, or application may be made to such court for a judicial recognition of the award or any order of enforcement thereof.

11.7 Continuing Obligations. During the period when a dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement.

12. ASSIGNMENT

No part of this Agreement shall be assigned or transferred by either Party without the prior written consent of the other Party. Any such assignment or transfer shall be void. Party A, however, may assign its rights and obligations hereunder to an Affiliate.

13. NOTICES

Notices or other communications required to be given by any party pursuant to this Agreement shall be written in English and Chinese and delivered personally or sent by registered mail or postage prepaid mail or by a recognized courier service or by facsimile transmission to the address of relevant each party or both parties or other address of the party or of the other addressees specified by such party from time to time. The date when the notice is deemed to be duly served shall be determined as the follows: (a) a notice delivered personally is deemed duly served upon the delivery; (b) a notice sent by mail is deemed duly served the tenth (10th) day after the date when the air registered mail with postage prepaid has been sent out (as is shown on the postmark), or the fourth (4th) day after the delivery date to the internationally recognized courier service agency; and (c) a notice sent by facsimile transmission is deemed duly served upon the receipt time as is shown on the transmission confirmation of relevant documents.

14. GENERAL

14.1 The failure to exercise or de]ay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right or remedy or waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

14.2 Should any Clause or any part of any Clause contained in this Agreement be declared invalid or unenforceable for any reason whatsoever, all other Clauses or parts of Clauses contained in this Agreement shall remain in full force and effect.

14.3 This Agreement constitutes the entire agreement between the Parties relating to the subject matter of this Agreement and supersedes all previous agreements.

14.4 No amendment or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

14.5 This Agreement shall be executed in two (2) duplicate originals in English. Each Party has received one (1) duplicate original, and all originals shall be equally valid.

[SIGNATURE PAGE FOLLOWS]

 [Signature Page]

IN WITNESS WHEREOF both parties hereto have caused this Agreement to be duly executed by their legal representatives and duly authorized representatives on their behalf as of the date first set forth above.

PARTY A:	Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited
Legal/Authorized Representative: (signed and sealed)

Name: Tu Guokang Title: Legal Representative

PARTY B:	China Construction Guaranty Co. Ltd.
Legal/Authorized Representative: (signed and sealed)

Name: Tu Guokang Title: Legal Representative

EQUITY PLEDGE AGREEMENT

This Equity Pledge Agreement (hereinafter this “Agreement”) is dated November 2, 2009, and entered into in Shenzhen, China by and among Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“Pledgee”), China Construction Guaranty Company Limited (“Party B” or “the Company”) and each of the shareholders of Party B listed on the signature pages hereto (the “Pledgors”).

RECITALS

WHEREAS, Pledgee, a limited company incorporated in Shenzhen, China, has the expertise in the business consulting, including operational management, human resources management, research and development of guaranty products, research on the solution of guaranty industry related problems, and other related technical support and services.

WHEREAS, Pledgors are shareholders of Party B. Pledgors collectively own 100% of the outstanding equity interests of Party B.

WHEREAS, an equity pledge agreement was originally entered into among Linking Target Limited (a limited company incorporated in the British Virgin Islands and having the ownership of 100% equity interest in Pledgee), Party B and Pledgors on September 23, 2008 (the “Old Pledge Agreement”).

WHEREAS, by the notice of assignment dated October 26, 2009, Party B and Pledgors have consented to the assignment and transfer of all rights and obligations under the Old Pledge Agreement dated September 23, 2008 from Linking Target Limited to Pledgee as a result of the corporate restructure.

WHEREAS, the Parties are now entering into this new Pledge Agreement.

NOW THEREFORE, the Pledgee, Party B and the Pledgors through mutual negotiations hereby enter into this Agreement based upon the following terms:

1.

Definitions and Interpretation   Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1   “Pledge” refers to the full content of Section 2 hereunder.

1.2   “Equity Interest” refers to all the equity interest in Party B legally held by the Pledgors.

1.3   “Term of Pledge” refers to the period provided for under Section 3.2 hereunder.

1.4   “Event of Default” refers to any event in accordance with Section 7.1 hereunder.

1.5  “Notice of Default” refers to the notice of default issued by the Pledgee in accordance with this   Agreement.

2.

Pledge   The Pledgors agree to pledge their Equity Interest in the Company to the Pledgee (“Pledged Collateral”) as a security for the obligations of the Company under the Service Agreement. Pledge under this Agreement refers to the rights owned by the Pledgee, who shall be entitled to a priority in receiving payment by the evaluation or proceeds from the auction or sale of the Equity Interest pledged by the Pledgors to the Pledgee.

3.

Term of Pledge

3.1  The Pledge shall take effect as of the date when the Pledge of the Equity Interest under this Agreement is recorded in the Registration Books. The term of the Pledge shall last until two (2) years after the obligations under the Service Agreement are fulfilled.

3.2 During the term of the Pledge, the Pledgee shall be entitled to vote, control, sell, or dispose of the pledged assets in accordance with this Agreement in the event that Pledgors do not perform their obligation under the Service Agreement and the Company fails to pay the Service Fees in accordance with the Service Agreement.

3.3 During the term of the Pledge, the Pledgee shall be entitled to collect any and all dividends declared or paid in connection with the Equity Interest.

4.

Pledge Procedure and Registration

4.1  The Pledge under this Agreement shall be recorded in the Register of Shareholders of the Company. The Pledgor shall process the registration procedures with Administration for Industry and Commerce concerning the Pledge.

5.     Representation and Warranties of Pledgors

5.1    The Pledgors are the legal owners of the Equity Interest pledged.

5.2   The Pledgors have not pledged the Equity Interest to any other party, and the Equity Interest is not encumbered to any other person except for the Pledgee.

6.      Covenants of Pledgors

6.1    During the effective term of this Agreement, the Pledgors promise to the Pledgee for its benefit that  the Pledgors shall:

6.1.1 not transfer or assign the Equity Interest, create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Pledgee without prior written consent from the Pledgee;

6.1.2 comply with and implement laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by the competent authority within five (5) days upon receiving such notices, orders or suggestions; and comply with such notices, orders or suggestions; or object to the foregoing matters at the reasonable request of the Pledgee or with consent from the Pledgee;

6.1.3 timely notify the Pledgee of any events or any received notices which may affect the Pledgor’s Equity Interest or any part of its right, and any events or any received notices which may change the Pledgor’s any warranty and obligation under this Agreement or affect the Pledgor’s performance of its obligations under this Agreement.

6.2

the Pledgors agree that the Pledgee’s right to the Pledge obtained from this Agreement shall not be suspended or inhibited by any legal procedure launched by the Pledgor or any successors of the Pledgor or any person authorized by the Pledgor or any such other person.

6.3   The Pledgors promise to the Pledgee that in order to protect or perfect the security for the payment of the Services Fees, the Pledgors shall execute in good faith and cause other parties who have interests in the Pledge to execute all the title certificates, contracts, and perform actions and cause other parties who have interests to take action, as required by the Pledgee; and make access to exercise the rights and authorization vested in the Pledgee under this Agreement.

6.4

The Pledgors promise to the Pledgee that they will execute all amendment documents (if applicable and necessary) in connection with any registration of the Pledge with the Pledgee or its designated person (natural person or a legal entity), and provide the notice, order and decision to the Pledgee as necessary, within a reasonable amount of time upon request.

6.5  The Pledgors promise to the Pledgee that they will comply with and perform all the guarantees, covenants, warranties, representations and conditions for the benefits of the Pledgee. The Pledgors shall compensate all the losses suffered by the Pledgee as a result of the Pledgers’ failing perform or fully perform their guarantees, covenants, warranties, representations and conditions.

7.      Events of Default

7.1	The following events shall be regarded as the events of default:

7.1.1	This Agreement is deemed illegal by a governing authority in the PRC, or the Pledgors are not capable of continuing to perform the obligations herein due to any reason except Force Majeure;

7.1.2	Party B fails to make full payment of the Service Fees as scheduled under the Service Agreement;

7.1.3	The Pledgors make any materially false or misleading representations or warranties under Section 5 herein, and/or the Pledgors breach any warranties under Section 5 herein;

7.1.4	The Pledgors breach the covenants under Section 6 herein;

7.1.5	The Pledgors breach the term or condition herein;

7.1.6	The Pledgors waive the pledged Equity Interest or transfers or assigns the pledged Equity Interest without prior written consent of the Pledgee;

7.1.7	Party B is incapable of repaying the general debt or other debt;

7.1.8	The property of the Pledgors is adversely affected causing the Pledgee to believe that the capability of the Pledgors to perform the obligations herein is adversely affected;

7.1.9	The successors or agents of Party B are only able to perform a portion of or refuse to perform the payment obligations under the Service Agreement;

7.1.10	The breach of the other terms by action or inaction under this agreement by the Pledgors.

7.2

The Pledgors shall immediately give a written notice to the Pledgee if the Pledgors are aware of or  discover that any event under Section 7.1 herein or any event that may result in the foregoing events has occurred or is likely to occur.

7.3

 Unless the event of default under Section 7.1 herein has been solved to the Pledgee’s satisfaction,     the Pledgee, at any time when the event of default occurs or thereafter, may give a written notice of default to the Pledgors and require the Pledgors to immediately make full payment of the outstanding Service Fees under the Service Agreement and other payables or exercise other rights in accordance with Section 8 herein.

8.    Exercise of Remedies

8.1  Authorized Action by Secured Party   The Pledgors hereby irrevocably appoint Pledgee the attorney-in-fact of the Pledgors for the purpose of carrying out the security provisions of this Agreement and taking any action and executing any instrument that the Pledgee may deem necessary or advisable to accomplish the purposes of this Agreement. If an event of default occurs, or is continuing, Pledgee shall have the right to exercise the following rights and powers:

(a)	Collect by legal proceedings or otherwise and endorse and/or receive all payments, proceeds and other sums and property now or hereafter payable on or on account of the Pledged Collateral;

(b) Enter into any extension, reorganization, deposit, merger, consolidation or other agreement pertaining to, or deposit, surrender, accept, hold or apply other property in exchange for the Pledged Collateral;

(c)	Transfer the Pledged Collateral to its own or its nominee’s name;

(d)	Make any compromise or settlement, and take any action it deems advisable, with respect to the Pledged Collateral;

(e)	Notify any obligor with respect to any Pledged Collateral to make payment directly to the Pledgee;

(f)

All rights of the Pledgors to exercise the voting and other consensual rights it would otherwise be entitled to exercise without any action or the giving of any notice shall cease, and all such rights shall thereupon become vested in the Pledgee;

(g)

All rights of the Pledgors to receive distributions with respect to the Pledged Collateral which it would otherwise be authorized to receive and retain shall cease and all such rights shall thereupon become vested in the Pledgee; and

(h)

The Pledgors shall execute and deliver to the Pledgee appropriate instruments as the Pledgee may request in order to permit the Pledgee to exercise the voting and other rights which it may be entitled to exercise and to receive all distributions which it may be entitled to receive.

The Pledgors hereby grant to Pledgee an exclusive, irrevocable power of attorney, with full power and authority in the place and stead of the Pledgors to take all such action permitted under this Section 8.1. Such power of attorney shall be effective, automatically and without the necessity of any action (including any transfer of any Pledged Collateral) by any person, upon the occurrence and continuance of an event of default. Pledgee shall not have any duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so.

8.2  Event of defaults; Remedies   Upon the occurrence of an event of default, Pledgee may, without notice to or demand on the Pledgors and in addition to all rights and remedies available to Pledgee, at law or in equity,  do any of the following:

(a)	require the Pledgors to immediately pay all outstanding unpaid amounts due under the Service Agreement;

(b)	foreclose or otherwise enforce Pledgee’s security interest in any manner permitted by law or provided for in this Agreement;

(c)	terminate this Agreement pursuant to Section 11;

(d)

exercise any and all rights as beneficial and legal owner of the Pledged Collateral, including, without limitation, perfecting assignment of and exercising any and all voting, consensual and other rights and powers with respect to any Pledged Collateral; and

(e)	exercise any and all the rights and remedies of a secured party upon default under applicable law.

8.3  The Pledgee shall give a notice of default to the Pledgors when the Pledgee exercises its remedies under this Agreement.

8.4   Subject to Section 7.3, the Pledgee may exercise its remedies under this Agreement at any time after   the Pledgee gives a notice of default in accordance with Section 7.3 or thereafter.

8.5   The Pledgee is entitled to priority in receiving payment by the evaluation or proceeds from the auction or sale of whole or part of the Equity Interest pledged herein in accordance with legal procedure until the unpaid Service Fees under the Service Agreement are repaid.

8.6   The Pledgors shall not hinder the Pledgee from exercising its rights in accordance with this Agreement and shall give necessary assistance so that the Pledgee may exercise its rights in full.

9.     Assignment

9.1  The Pledgors shall not donate or transfer rights and obligations herein without prior consent from the Pledgee.

9.2   This Agreement shall be binding upon each of the Pledgors and his, her or its successors and be binding on the Pledgee and his each successor and assignee.

9.3   The Pledgee may transfer or assign his all or any rights and obligations under the Service Agreement to any individual specified by it (natural person or legal entity) at any time. In this case, the assignee shall enjoy and undertake the same rights and obligations herein of the Pledgee as if the assignee is a party hereto. When the Pledgee transfers or assigns the rights and obligations under the Service Agreement, and such transfer shall only be subject to a written notice serviced to the Pledgors, and at the request of the Pledgee, the Pledgors shall execute the relevant agreements and/or documents with respect to such transfer or assignment.

9.4   In the event of a change in control of the Pledgee’s resulting in the transfer or assignment of this agreement, the successor parties to the pledge shall execute a new pledge contract.

10.    Formalities, Fees and Other Charges

10.1 The Pledgors shall be responsible for all the fees and actual expenses in relation to this Agreement including but not limited to legal fees, cost of production, stamp tax and any other taxes and charges. If the Pledgee pays the relevant taxes in accordance with applicable law, the Pledgors shall fully indemnify the Pledgee such taxes paid by the Pledgee.

10.2 The Pledgors shall be responsible for all the fees (including but not limited to any taxes, formalities fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with disposition of Pledge) incurred by the Pledgors for the reason that the Pledgors fail to pay any payable taxes, fees or charges for other reasons which cause the Pledgee to recourse by any means or ways.

11.    Force Majeure

11.1 “Force Majeure” shall include but not be limited to acts of governments, acts of nature, fire, explosion, typhoon, flood, earthquake, tide, lightning, war, refers to any unforeseen events beyond the party’s reasonable control and cannot be prevented with reasonable care. However, any shortage of credit, capital or finance shall not be regarded as an event beyond a party’s reasonable control. The affected party shall notify the other party of such event resulting in exemption promptly.

11.2  In the event that the affected party is delayed in or prevented from performing its obligations under this Agreement by Force Majeure, only within the scope of such delay or prevention, the affected party shall not be responsible for any damage by reason of such a failure or delay of performance. The affected party shall take appropriate means to minimize or remove the effects of Force Majeure and attempt to resume performance of the obligations delayed or prevented by the event of Force Majeure. After occurrence of an event of Force Majeure, when such event or condition ceases to exist, both parties agree to resume the performance of this Agreement with their best efforts.

12.  Confidentiality   The parties of this Agreement acknowledge and make sure that all the oral and written materials exchanged relating to this contract are confidential. All the parties have to keep them confidential and cannot disclose them to any other third party without other parties’ prior written approval, unless: (a) the public know and will know the materials (not because of the disclosure by any contractual party); (b) the disclosed materials are required by laws or stock exchange rules; or (c) materials relating to this transaction are disclosed to parties’ legal consultants or financial advisors, however, who have to keep them confidential as well. Disclosure of confidential information by Employees or hired institutions of the parties is deemed as the act by the parties, therefore, subjecting them to liability.

13.   Dispute Resolution

13.1 This Agreement shall be governed by and construed in accordance with the laws of People’s Republic of China.

13.2 The parties shall strive to settle any dispute arising from the interpretation or performance, or in connection with this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration. The arbitration shall follow the current rules of CIETAC, and the arbitration proceedings shall be conducted in Chinese and shall take place in Hangzhou. Any resulting arbitration award shall be final and binding upon the parties.

14.   Notices   Any notice which is given by the parties hereto for the purpose of performing the rights and obligations hereunder shall be in writing. Where such notice is delivered personally, the time of notice is the time when such notice actually reaches the addressee; where such notice is transmitted by facsimile, the notice time is the time when such notice is transmitted. If such notice does not reach the addressee on business date or reaches the addressee after the business time, the next business day following such day is the date of notice. The delivery place is the address first written above of the parties hereto or the address advised in writing including via facsimile from time to time.

15.    Entire Contract   All Parties agree that this Agreement constitute the entire agreement of the Parties with respect to the subject matter therein upon its effectiveness and supersedes and replaces all prior oral and/or written agreements and understandings relating to this Agreement.

16.  Severability Any provision of this Agreement which is invalid or unenforceable because of inconsistent with the relevant laws shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

17.    Appendices   The appendices to this Agreement are entire and integral part of this Agreement.

18.   Amendment or Supplement

18.1 Parties may amend and supply this Agreement with a written agreement, provided that such amendment   shall be duly executed and signed by all parties in this Agreement, and such amendment shall thereupon become a part of this Agreement and shall have the same legal effect as this Agreement.

18.2

This agreement and any amendments, modification, supplements, additions or changes hereto shall be in writing and come into effect upon being executed and sealed by the parties hereto.

19.    Language and Copies of the Agreement   This Agreement has been executed in nine (9) duplicate originals in English, each Party has received one (1) duplicate original, and all originals shall be equally valid.

[SIGNATURE PAGE FOLLOWS]

 [Signature Page]

IN WITNESS WHEREOF both parties hereto have caused this Agreement to be duly executed by their legal representatives and duly authorized representatives on their behalf as of the date first set forth above.

PLEDGEE:	Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

PARTY B:	China Construction Guaranty Company Limited
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

PLEDGORS:

SHAREHOLDERS OF PARTY B:

Zeng Jia Shou	20.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tong Meng You	1.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Guo Xiu	19.0000% owner of China Construction Guaranty Company Limited	(Signed)
Cai Jing Yu	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Chun Hong	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Li Juan	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Zhou Mei Ling	15.0000% owner of China Construction Guaranty Company Limited	(Signed)

APPENDIX 1

RESOLUTIONS OF THE GENERAL SHAREHOLDERS’

MEETING OF China Construction Guaranty Company Limited (“CCG”)

(“THE COMPANY”)

WHEREAS that certain significant shareholders of Company have agreed to pledge their shares of the Company under an Equity Pledge Agreement dated November 2, 2009; and

WHEREAS it is in the best interest of the Company for the shareholders to enter into such Equity Pledge Agreement.

IT IS HEREBY RESOLVED that the pledge of shares held by the shareholders of the Company under the Equity Pledge Agreement is hereby approved.

This resolution was executed and submitted on November 2, 2009 by the undersigned shareholders:

Zeng Jia Shou	20.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tong Meng You	1.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Guo Xiu	19.0000% owner of China Construction Guaranty Company Limited	(Signed)
Cai Jing Yu	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Chun Hong	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Li Juan	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Zhou Mei Ling	15.0000% owner of China Construction Guaranty Company Limited	(Signed)

OPERATING AGREEMENT

This Operating Agreement (this “Agreement”) is dated November 2, 2009, and is entered into in Shenzhen, China by and among Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“Party A”), China Construction Guaranty Company Limited (“Party B”) and shareholders holding a total of 100% outstanding shares of Party B (the “Shareholders of Party B”). Party A, Party B and Shareholders of Party B are referred to collectively in this Agreement as the “Parties”.

RECITALS

WHEREAS, Party A, a limited company incorporated in the People’s Republic of China, has the expertise in the business consulting, including operational management, human resources management, research and development of guaranty products, research on the solution of guaranty industry related problems, and other related technical support and services.

WHEREAS, Party B, a limited company incorporated in the People’s Republic of China, is engaged in the business of the construction and employees guaranty.

WHEREAS, the undersigned Shareholders of Party B collectively own 100% of the equity interests of Party B.

WHEREAS, a operating agreement was originally entered into among Linking Target Limited (a limited company incorporated in the British Virgin Islands and having the ownership of 100% equity interest in Party A), Party B and the shareholders of Party B on September 23, 2008 (the “Old Operating Agreement”).

WHEREAS, by the notice of assignment dated October 26, 2009, Party B has consented to the assignment and transfer of all rights and obligations under the Old Operating Agreement dated September 23, 2008 from Linking Target Limited to Party A as a result of the corporate restructure.

WHEREAS, the Parties are now entering into this new Operating Agreement.

NOW THEREFORE, all parties of this Agreement hereby agree as follows through mutual negotiations:

1.

Party A agrees, subject to the satisfaction of the relevant provisions by Party B herein, as the guarantor for Party B in the contracts, agreements or transactions in connection with Party B’s operation between Party B and any other third party, to provide full guarantee for the performance of such contracts, agreements or transactions by Party B. Party B agrees, as the counter-guarantee, to pledge all of its assets, including accounts receivable, to Party A. According to the aforesaid guarantee arrangement, Party A wishes to enter into written guarantee contracts with Party B’s counterparties thereof to assume the guarantee liability as the guarantor when it needs. Therefore, Party B shall take all necessary actions (including but not limited to execute relevant documents and transact relevant registrations) to carry out the arrangement of counter-guarantee to Party A.

2.

In consideration of the requirement of Article 1 herein and assuring the performance of the various operation agreements between Party A and the payment of the payables accounts by Party B to Party A, Party B together with the Shareholders of Party B, hereby jointly agree that Party B shall not conduct any transaction which may materially affects its assets, obligations, rights or the operations of Party B (excluding the business contracts, agreements, sell or purchase assets during Party B’s regular operation and the lien obtained by relevant counterparties due to such agreements) unless the obtainment of a prior written consent from Party A, including but not limited to the following:

2.1	To borrow money from any third party or assume any debt;

2.2	To sell to or acquire from any third party any asset or right, including but not limited to any intellectual property right;

2.3	To provide any guarantees to any third parties using its assets or intellectual property rights;

2.4	To assign to any third party its business agreements.

3.

In order to ensure the performance of the various operation agreements between Party A and Party B and the payment of the various payables by Party B to Party A, Party B together with the Shareholders of Party B hereby jointly agree to accept, from time to time, advice regarding corporate policy advice provided by Party A in connection with company’s daily operations, financial management and the employment and dismissal of the company’s employees.

4.

Party B together with the Shareholders of Party B hereby jointly agree that Party B shall appoint the person recommended by Party A as the directors of Party B, and Party B shall appoint Party A’s senior managers as Party B’s General Manager, Chief Financial Officer, and other senior officers. If any of the above senior officers leaves or is dismissed by Party A, he or she will lose the qualification to take any position in Party B, and Party B shall appoint other senior officers of Party A recommended by Party A to take such position. The person recommended by Party A in accordance with this Article herein should comply with the stipulation on the qualifications of directors, General Manager, Chief Financial Officer, and other senior officers pursuant to applicable law.

5.

Party B together with the Shareholders of Party B hereby jointly agree and confirm that Party B shall seek the guarantee from Party A first if it needs any guarantee for its performance of any contract or loan of flow capital in the course of operation. In such case, Party A shall have the right but not the obligation to provide the appropriate guarantee to Party B at its own discretion. If Party A decides not to provide such guarantee, Party A shall issue a written notice to Party B immediately and Party B shall seek a guarantee from other third party.

6.

In the event that any of the agreements between Party A and Party B terminates or expires, Party A shall have the right but not the obligation to terminate all agreements between Party A and Party B including but not limited to the Services Agreement.

7.

Any amendment and supplement of this Agreement shall be made in writing. The amendment and supplement duly executed by all parties shall be deemed as a part of this Agreement and shall have the same legal effect as this Agreement.

8.

If any clause hereof is judged as invalid or non-enforceable according to relevant laws, such clause shall be deemed invalid only within the applicable area of the laws and without affecting other clauses hereof in any way.

9.

Party B shall not assign its rights and obligations under this Agreement to any third party without the prior written consent of Party A. Party B hereby agrees that Party A may assign its rights and obligations under this Agreement as it needs and such transfer shall only be subject to a written notice sent to Party B by Party A, and no any further consent from Party B will be required.

10.

The Parties acknowledge and confirm that any oral or written materials communicated pursuant to this Agreement are confidential documents. The Parties shall keep secret of all such documents and not disclose any such documents to any third party without the prior written consent from other parties unless under the following conditions: (a) such documents are known or shall be known by the public (excluding the receiving party discloses such documents to the public without authorization); (b) any documents disclosed in accordance with applicable laws or rules or regulations of stock exchange; (c) any documents required to be disclosed by any party to its legal counsel or financial consultant for the purpose of the transaction of this Agreement by any party, and such legal counsel or financial consultant shall also comply with the confidentiality as stated hereof. Any disclosure by employees or agencies employed by any party shall be deemed the disclosure of such party and such party shall assume the liabilities for its breach of contract pursuant to this Agreement. This Article shall survive whatever this Agreement is void, amended, cancelled, terminated or unable to perform.

11.	This Agreement shall be governed by and construed in accordance with the laws of PRC.

12.

The Parties shall strive to settle any dispute arising from the interpretation or performance of this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its rules of CIETAC. The arbitration proceedings shall take place in Hangzhou and shall be conducted in Chinese. Any resulting arbitration award shall be final and conclusive and binding upon the Parties.

13.	This Agreement shall be executed by a duly authorized representative of each party as of the date first written above and become effective on the date of execution.

14.

Notwithstanding Article 13 hereof, the Parties confirm that this Agreement shall constitute the entire agreement of the Parties with respect to the subject matters therein and supersedes and replaces all prior or contemporaneous verbal and written agreements and understandings.

15.

The term of this agreement is ten (10) years unless early termination occurs in accordance with relevant provisions herein or in any other relevant agreements reached by the Parties. This Agreement may be extended only upon Party A’s written confirmation prior to the expiration of this Agreement and the extended term shall be determined by the Parties hereto through mutual consultation. During the aforesaid term, if Party A or Party B is terminated at expiration of the operation term (including any extension of such term) or by any other reason, this Agreement shall be terminated upon such termination of such party, unless such party has already assigned its rights and obligations in accordance with Article 9 hereof.

16.

This Agreement shall be terminated on the expiration date unless it is renewed in accordance with the relevant provision herein. During the valid term of this Agreement, Party B shall not terminate this Agreement. Notwithstanding the above stipulation, Party A shall have the right to terminate this Agreement at any time by issuing a thirty (30) days prior written notice to Party B.

17.	This Agreement has been executed in nine (9) duplicate originals in English, each party has received one (1) duplicate original, and all originals shall be equally valid.

[SIGNATURE PAGE FOLLOWS]

[Signature Page]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed by their legal representatives and duly authorized representatives on their behalf as of the date first set forth above.

PARTY A:	Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

PARTY B:	China Construction Guaranty Company Limited
Legal/Authorized Representative: (signed and sealed)
Name：Tu Guokang
Title: Legal Representative

SIGNATURE PAGE FOR SHAREHOLDERS OF PARTY B

 SHAREHOLDERS OF PARTY B:

Zeng Jia Shou	20.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tong Meng You	1.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Guo Xiu	19.0000% owner of China Construction Guaranty Company Limited	(Signed)
Cai Jing Yu	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Chun Hong	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Li Juan	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Zhou Mei Ling	15.0000% owner of China Construction Guaranty Company Limited	(Signed)

OPTION AGREEMENT

This Option Agreement (this “Agreement”) is entered into, as of November 2, 2009, in Shenzhen, China by and among Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited (“Party A”), and, China Construction Guaranty Co. Ltd. (“Party B”) and each of the shareholders of Party B listed on the signature pages hereto (collectively, the “Party C”), Party A, Party B and Party C are referred to collectively in this Agreement as the “Parties”.

RECITALS

WHEREAS, Party A, a limited company incorporated in Shenzhen, China, has the expertise in the business consulting, including operational management, human resources management, research and development of guaranty products, research on the solution of guaranty industry related problems, and other related technical support and services.

WHEREAS, Party B is a limited company incorporated in Shenzhen, China and is engaged in the business of the construction and employees guaranty.

WHEREAS, Party C is the shareholders of Party B.  Party C has the ownership of 100% equity interest in Party B.

WHEREAS, an option agreement was originally entered into among Linking Target Limited (a limited company incorporated in the British Virgin Islands and having the ownership of 100% equity interest in Party A), Party B and Party C on September 23, 2008 (the “Old Option Agreement”).

WHEREAS, by the notice of assignment dated October 26, 2009, Party B and Party C have consented to the assignment and transfer of all rights and obligations under the Old Option Agreement dated September 23, 2008 from Linking Target Limited to Party A as a result of the corporate restructure.

WHEREAS, the Parties are now entering into this new Option Agreement.

NOW, THEREFORE, the Parties to this Agreement hereby agree as follows:

1.	Purchase and Sale of Equity Interest

1.1

Grant of Rights   Party C (hereafter collectively the “Transferors”) hereby irrevocably grants to Party A an option to purchase or cause any person designated by Party A (“Designated Persons”) to purchase, to the extent permitted under PRC Law, according to the steps determined by Party A, at the price specified in Section 1.3 of this Agreement, at any time from the Transferors a portion or all of the equity interests held by Transferors in Party B (the “Option”). No Option shall be granted to any third party other than Party A and/or the Designated Persons. The “person” set forth in this clause and this Agreement means an individual person, corporation, joint venture, partnership, enterprise, trust or a non-corporation organization.

1.2

Exercise of Rights   According to the stipulations of PRC laws and regulation, Party A and/or the Designated Persons may exercise Option by issuing a written notice (the “Notice”) to the Transferors and specifying the equity interest purchased from Transferors (the “Purchased Equity Interest”) and the manner of purchase.

	1.3	Purchase Price
1.3.1

For Party A to exercise the Option, the purchase price of the Purchased Equity Interest (“Purchase Price”) shall be equal to the original paid-in price of the Purchased Equity Interest by the Transferors, unless the applicable PRC laws and regulations require appraisal of the equity interests or stipulate other restrictions on the purchase price of equity interests.

1.3.2

If the applicable PRC laws require appraisal of the equity interests or stipulates other restrictions on the purchase price of the Equity Interest at the time that Party A exercise the Option, the Parties agree that the Purchase Price shall be set at the lowest price permissible under the applicable laws.

	1.4	Transfer of the Purchased Equity Interest Upon each exercise of the Option rights under this Agreement:
1.4.1

The Transferors shall ask Party C to convene a shareholders’ meeting. During the meeting, the resolutions shall be proposed, approving the transfer of the appropriate Equity Interest to Party A and/or the Designated Persons;

1.4.2

The Transferors shall, upon the terms and conditions of this Agreement and the Notice related to the Purchased Equity Interest, enter into Equity Interest purchase agreement in a form reasonably acceptable to Party A, with Party A and/or the Designated Persons (as applicable);

1.4.3

The Parties shall execute all other requisite contracts, agreements or documents, obtain all requisite approval and consent of the government, conduct all necessary actions, without any security interest, transfer the valid ownership of the Purchased Equity Interest to Party A and/or the Designated Persons, and cause Party A and/or the Designated Persons to be the registered owner of the Purchased Equity Interest. In this clause and this Agreement, “Security Interest” means any mortgage, pledge, the right or interest of the third party, any purchase right of equity interest, right of acquisition, right of first refusal, right of set-off, ownership detainment or other security arrangements, however, it does not include any security interest created under the Equity Pledge Agreement.

1.5

Payment   The payment of the Purchase Price shall be determined by the consultation of Party A and/or the Designated Persons with the Transferors according to the applicable laws at the time of exercise of the Option.

2.	Promises Relating Equity Interest
	2.1	Promises related to Party B and Party C hereby promise:
2.1.1

Without prior written consent by Party A, not, in any form, to supplement, change or renew the Articles of Association of Party B, to increase or decrease registered capital of the corporation, or to change the structure of the registered capital in any other forms;

2.1.2

According to customary fiduciary standards applicable to managers with respect to corporations and their shareholders, to maintain the existence of the corporation, prudently and effectively operate the business;

2.1.3

Without prior written consent by Party A, not, upon the execution of this Agreement, to sell, transfer, mortgage or dispose, in any other form, any asset, legitimate or beneficial interest of business or income of Party B, or encumber or approve any encumbrance or imposition of any security interest on Party A’s assets;

2.1.4

Without prior written notice by Party A, not issue or provide any guarantee or permit the existence of any debt, other than (i) the debt arising from normal or daily business but not from borrowing; and (ii) the debt disclosed to Party A and obtained the written consent from Party A;

2.1.5

To normally operate all business to maintain the asset value of Party B, without taking any action or failing to take any action that would result in a material adverse effect on the business or asset value of Party B;

2.1.6

Without prior written consent by Party A, not to enter into any material agreement, other than agreements in the ordinary course of business (for purposes of this paragraph, if the amount of the Agreement involves an amount that exceeds a hundred thousand Yuan (RMB 100,000) the agreement shall be deemed material);

		2.1.7	Without prior written consent by Party A, not to provide loan or credit loan to any others;
		2.1.8	Upon the request of Party A, to provide all materials of operation and finance relevant to Party B;
2.1.9

Purchases and holds the insurance from the insurance company accepted by Party A, the insurance amount and category shall be the same with those held by the companies in the same industry or field, operating the similar business and owning the similar properties and assets as Party B;

		2.1.10	Without prior written consent by Party A, not to merge or associate with any person, or acquire or invest in any person;
		2.1.11	To notify Party A of the occurrence or the potential occurrence of the litigation, arbitration or administrative procedure related to the assets, business and income of Party B;
2.1.12

In order to keep the ownership of Party B to all its assets, to execute all requisite or appropriate documents, take all requisite or appropriate actions, and pursue all appropriate claims, or make requisite or appropriate pleas for all claims;

2.1.13

Without prior written notice by Party A, not to assign equity interests to shareholders in any form; however, Party A shall distribute all or part of its distributable profits to their own shareholders upon request by Party A;

		2.1.14	According to the request of Party A, to appoint any person designated by Party A to be the directors of Party B.
	2.2	Promises Related to Transferors Party C hereby promises:
2.2.1

Without prior written consent by Party A, not, upon the execution of this Agreement, to sell, transfer, mortgage or dispose in any other form any legitimate or beneficial interest of equity interest, or to approve any other security interest set on it, with the exception of the pledge set on the equity interest of the Transferors subject to Equity Pledge Agreement;

2.2.2

Without the prior written notice by Party A, not to decide or support or execute any shareholder resolution at any shareholder meeting of Party B that approves any sale, transfer, mortgage or dispose of any legitimate or beneficial interest of equity interest, or allows any other security interest set on it, other than the pledge on the equity interests of Transferors pursuant to Equity Pledge Agreement;

2.2.3

Without prior written notice by Party A, the Parties shall not agree or support or execute any shareholders resolution at any shareholder meeting of Party B that approves Party B’s merger or association with any person, acquisition of any person or investment in any person;

		2.2.4	To notify Party A the occurrence or the potential occurrence of the litigation, arbitration or administrative procedure related to the equity interest owned by them;
		2.2.5	To cause the Board of Directors of Party B to approve the transfer of the Purchased Equity Interest subject to this Agreement;
2.2.6

In order to keep its ownership of the equity interest, to execute all requisite or appropriate documents, conduct all requisite or appropriate actions, and make all requisite or appropriate claims, or make requisite or appropriate defend against fall claims of compensation;

		2.2.7	Upon the request of Party A, to appoint any person designated by Party A to be the directors of Party B;
2.2.8

Upon the request of Party A at any time, to transfer its Equity Interest immediately to the representative designated by Party A unconditionally at any time and abandon its prior right of first refusal of such equity interest transferring to another available shareholder;

2.2.9

To prudently comply with the provisions of this Agreement and other Agreements entered into collectively or respectively by the Parties and perform all obligations under these Agreements, without taking any action or any nonfeasance that sufficiently affects the validity and enforceability of these Agreements.

3.	Representations and Warranties As of the execution date of this Agreement and every transferring date, Party B hereby represents and warrants to Party A as follows:
3.1

It has the power and ability to enter into and deliver this Agreement, and any equity interest transferring Agreement (“Transferring Agreement,” respectively) having it as a party, for every single transfer of the Purchased Equity Interest according to this Agreement, and to perform its obligations under this Agreement and any Transferring Agreement. Upon execution, this Agreement and the Transferring Agreements having it as a party will constitute a legal, valid and binding obligation of it enforceable against it in accordance with its terms;

3.2

The execution, delivery of this Agreement and any Transferring Agreement and performance of the obligations under this Agreement and any Transferring Agreement will not: (i) cause to violate any relevant laws and regulations of PRC; (ii) constitute a conflict with its Articles of Association or other organizational documents; (iii) cause to breach any Agreement or instruments to which it is a party or having binding obligation on it, or constitute the breach under any Agreement or instruments to which it is a party or having binding obligation on it; (iv) cause to violate relevant authorization of any consent or approval to it and/or any continuing valid condition; or (v) cause any consent or approval authorized to it to be suspended, removed, or into which other requests be added;

	3.3	The shares of Party B are transferable, and Party B has not permitted or caused any security interest to be imposed upon the shares of Party B.
	3.4	Party B does not have any unpaid debt, other than (i) debt arising from its normal business; and (ii) debt disclosed to Party A and obtained by written consent of Party A.
3.5	Party B has complied with all PRC laws and regulations applicable to the acquisition of assets and securities in connection with this Agreement;
3.6

No litigation, arbitration or administrative procedure relevant to the Equity Interests and assets of Party B is in process or to be settled and the Parties have no knowledge of any pending or threatened claim;

3.7	The Transferors bears the fair and salable ownership of its Equity Interest free of encumbrances of any kind, other than the security interest pursuant to the Equity Pledge Agreement.
4.	Assignment of Agreement
4.1	Party B and Party C shall not transfer their rights and obligations under this Agreement to any third party without the prior written consent of the Party A.
4.2

Party B and Party C hereby agrees that Party A shall be able to transfer all of its rights and obligation under this Agreement to any third party with its needs, and such transfer shall only be subject to a written notice sent to Party B and Party C by Party A, and no any further consent from Party B and Party C will be required.

5.	Effective Date and Term
5.1	This Agreement shall be effective as of the execution.
5.2

The term of this Agreement is ten (10) years unless the early termination in accordance with this Agreement or other terms of the relevant agreements stipulated by the Parties. This Agreement may be extended according to the written consent of Party A before the expiration of this Agreement. The term of extension will be decided unanimously through mutual agreement of the Parties.

5.3

If Party A terminates by the expiration of its operating period (including any extended period) or other causes in the term set forth in Section 5.2, this Agreement shall be terminated simultaneously, except Party A has transferred its rights and obligations in accordance with Section 4.2 of this Agreement.

6.	Applicable Law and Dispute Resolution
	6.1	Applicable Law The execution, validity, construing and performance of this Agreement and the resolution of disputes under this Agreement shall be governed by the laws of PRC.
6.2

Dispute Resolution The Parties shall strive to settle any dispute arising from the interpretation or performance in connection with this Agreement through friendly consultation. In case no settlement can be reached through consultation within thirty (30) days after such dispute is raised, each party can submit such matter to China International Economic and Trade Arbitration Commission (the “CIETAC”) in accordance with its rules. Arbitration shall take place in Shenzhen and the proceedings shall be conducted in Chinese. Any resulting arbitration award shall be final conclusive and binding upon the Parties.

7.

Taxes and Expenses. Each party shall, according to the PRC laws, bear any and all registering taxes, costs and expenses for equity transfer arising from the preparation and execution of this Agreement and all Transferring Agreements, and the completion of the transactions under this Agreement and all Transferring Agreements.

8.

Notices Notices or other communications required to be given by any party pursuant to this Agreement shall be written in English and Chinese and delivered personally or sent by registered mail or postage prepaid mail or by a recognized courier service or by facsimile transmission to the address of relevant each party or other address of the party or of the other addressees specified by such party from time to time. The date when the notice is deemed to be duly served shall be determined as the follows: (a) a notice delivered personally is deemed duly served upon the delivery; (b) a notice sent by mail is deemed duly served the tenth (10th) day after the date when the air registered mail with postage prepaid has been sent out (as is shown on the postmark), or the fourth (4th) day after the delivery date to the internationally recognized courier service agency; and (c) a notice sent by facsimile transmission is deemed duly served upon the receipt time as is shown on the transmission confirmation of relevant documents.

9.

Confidentiality   The Parties acknowledge and confirm any oral or written materials exchanged by the Parties in connection with this Agreement are confidential. The Parties shall maintain the secrecy and confidentiality of all such materials. Without the written approval by the other parties, any party shall not disclose to any third party any relevant materials, but the following circumstances shall be excluded:

	a.	The materials that is known or may be known by the general public (but not include the materials disclosed by each party receiving the materials);
	b.	The materials required to be disclosed subject to the applicable laws or the rules or provisions of stock exchange; or
c.

The materials disclosed by each party to its legal or financial consultant relating the transaction of this Agreement, and this legal or financial consultant shall comply with the confidentiality set forth in this Section. The disclosure of the confidential materials by staff or employed institution of any party shall be deemed as the disclosure of such materials by such party, and such party shall bear the liabilities for breaching the contract. This clause shall survive whatever this Agreement is invalid, amended, revoked, terminated or unable to implement by any reason.

10.

Further Warranties   The Parties agree to promptly execute documents reasonably required to perform the provisions and the aim of this Agreement or documents beneficial to it, and to take actions reasonably required to perform the provisions and the aim of this Agreement or actions beneficial to it.

11.	Miscellaneous
	11.1	Amendment, Modification and Supplement Any amendment and supplement to this Agreement shall only be effective is made by the Parties in writing.
11.2

Entire Agreement   Notwithstanding the Article 5 of this Agreement, the Parties acknowledge that this Agreement constitutes the entire agreement of the Parties with respect to the subject matters therein and supersede and replace all prior or contemporaneous agreements and understandings in verb or/and in writing.

11.3

Severability   If any provision of this Agreement is judged as invalid or non-enforceable according to relevant Laws, the provision shall be deemed invalid only within the applicable laws and regulations of the PRC, and the validity, legality and enforceability of the other provisions hereof shall not be affected or impaired in any way. The Parties shall, through fairly consultation, replace those invalid, illegal or non-enforceable provisions with valid provisions that may bring the similar economic effects with the effects caused by those invalid, illegal or non-enforceable provisions.

11.4

Headings   The headings contained in this Agreement are for the convenience of reference only and shall not affect the interpretation, explanation or in any other way the meaning of the provisions of this Agreement.

	11.5		Language and Copies This Agreement has been executed in English in nine (9) duplicate originals; each party holds one (1) original and each duplicate original shall have the same legal effect.
	11.6		Successor This Agreement shall bind and benefit the successor of each party and the transferee allowed by each party.
11.7

Survival   Any obligation taking place or at term hereof prior to the end or termination ahead of the end of this Agreement shall continue in force and effect notwithstanding the occurrence of the end or termination ahead of the end of the Agreement. Article 6, Article 8, Article 9 and Section 11.7 hereof shall continue in force and effect after the termination of this Agreement.

11.8

Waiver   Any party may waive the terms and conditions of this Agreement in writing with the signature of the Parties. Any waiver by a party to the breach by other parties within certain situation shall not be construed as a waiver to any similar breach by other parties within other situations.

[SIGNATURE PAGE FOLLOWS]

 [Signature Page]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed by their legal representatives and duly authorized representatives on their behalf as of the date first set forth above.

PARTY A:	ZHONG HENG JIANG INVESTMENT CONSULTING (SHENZHEN) COMPANY LIMITED
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

PARTY B:	CHINA CONSTRUCTION GUARANTY COMPANY LIMITED
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

SIGNATURE PAGE FOR SHAREHOLDERS OF PARTY B

PARTY C: SHAREHOLDERS OF PARTY B:

Zeng Jia Shou	20.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tong Meng You	1.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Guo Xiu	19.0000% owner of China Construction Guaranty Company Limited	(Signed)
Cai Jing Yu	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Chun Hong	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Li Juan	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Zhou Mei Ling	15.0000% owner of China Construction Guaranty Company Limited	(Signed)

PROXY AGREEMENT

This Shareholders’ Voting Rights Proxy Agreement (the “Agreement”) is entered into as of November 2, 2009 among the following parties:

Party A:	ZHONG HENG JIANG INVESTMENT CONSULTING (SHENZHEN) COMPANY LIMITED, a corporation incorporated under the laws of People’s Republic of China
Party B:	The undersigned seven (7) enrolled shareholders of China Construction Guaranty Company Limited, a corporation incorporated under the laws of China (“Company B”)

RECITALS

WHEREAS, Party A, a limited company incorporated in Shenzhen, China, has the expertise in the business consulting, including operational management, human resources management, research and development of guaranty business, research on the solution of guaranty industry related problems, and other related technical support and services.

WHEREAS, as of the date of the Agreement, Party B represents the seven (7) enrolled shareholders of Company B and each legally holds the equity interest in Company B set forth Party B’s name below. The total shares held by Party B collectively represent 100% of total outstanding shares of Company B.

WHEREAS, Party B desires to grant to the Board of Directors of Party A a proxy to vote all of Party B’s shares in Company B for the maximum period of time permitted by law in consideration of the issuance of Party B of shares and for other good and valuable consideration.

WHEREAS, a shareholders’ voting rights proxy agreement was originally entered into between Linking Target Limited (a limited company incorporated in the British Virgin Islands and having the ownership of 100% equity interest in Party A) and Party B on September 23, 2008 (the “Old Proxy Agreement”).

WHEREAS, by the notice of assignment dated October 26, 2009, Party B has consented to the assignment and transfer of all rights and obligations under the Old Proxy Agreement dated September 23, 2008 from Linking Target Limited to Party A as a result of the corporate restructure.

WHEREAS, the Parties are now entering into this new Proxy Agreement.

NOW THEREFORE, the parties agree as follows:

1.

Party B hereby agrees to irrevocably grant and entrust Party A, for the maximum period permitted by law, with all of Party B’s voting rights as a shareholder of Company B.  Party A shall exercise such rights in accordance with and within the limitations of the laws of the PRC and the Articles of Association of Company.

2.

Party A may from time to time establish and amend rules to govern how Party A shall exercise the powers granted to it by Party B herein, including, but not limited to, the number or percentage of directors of Party A which shall be required to authorize or take any action and to sign documents evidencing the taking of such action, and Party A shall only take action in accordance with such rules.

3.

All Parties to this Agreement hereby acknowledge that, regardless of any change in the equity interests of Company B, Party B shall appoint the person designated by Party A with the voting rights held by Party B. Party B shall not transfer its equity interests of Company B to any individual or company (other than Party A or the individuals or entities designated by Party A). Party B acknowledges that it will continue to perform this Agreement even if one or more than one of them no longer hold the equity interests of Company.

4.

This Agreement has been duly executed by the Parties, and, in the case of a party which is not a natural person, has been duly authorized by all necessary corporate or other action by such party and executed and delivered by such party’s duly authorized representatives, as of the date first set forth above and shall be effective on the date of execution.

5.

Party B represents and warrants to Party A that Party B owns all of the shares of Company B set forth below its name on the signature page below, free and clear of all liens and encumbrances, and Party B has not granted to anyone, other than Party A, a power of attorney or proxy over any of such shares or in Party B’s rights as a shareholder of Company B. Party B further represents and warrants that the execution and delivery of this Agreement by Party B will not violate any law, regulations, judicial or administrative order, arbitration award, agreement, contract or covenant applicable to Party B.

6.

This Agreement may not be terminated without the unanimous consent of both Parties, except that Party A may, by giving thirty (30) days prior written notice to Party B hereto, terminate this Agreement.

7.	Any amendment and/or rescission shall be agreed by the Parties in writing.

8.	The execution, validity, construction and performance of this Agreement shall be governed by the laws of PRC.

9.	This Agreement has been executed in eight (8) duplicate originals in English, each party has received one (1) duplicate original, and all originals shall be equally valid.

10.

All parties agree that in case of disputes arising from this Agreement, all parties shall settle their dispute through mediation, not in a lawsuit brought in Court. If the Parties cannot reach a settlement forty-five (45) days after the mediation, the dispute shall be referred to and determined by arbitration in the China International Economic and Trade Arbitration Commission (“CIETAC”) Shenzhen Branch upon the initiation of either party in accordance with the prevailing arbitration rules of CIETAC. The written decision of the arbitrator shall be binding and conclusive on the Parties hereto and enforceable in any court of competent jurisdiction.

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[SIGNATURE PAGE]

IN WITNESS WHEREOF each party hereto has caused this Proxy Agreement to be duly executed by itself or a duly authorized representative on its behalf as of the date first written above.

PARTY A:	Zhong Heng Jiang Investment Consulting (Shenzhen) Company Limited
Legal/Authorized Representative: (signed and sealed)
Name: Tu Guokang
Title: Legal Representative

PARTY B:

Zeng Jia Shou	20.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tong Meng You	1.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Guo Xiu	19.0000% owner of China Construction Guaranty Company Limited	(Signed)
Cai Jing Yu	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Chun Hong	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Tu Li Juan	15.0000% owner of China Construction Guaranty Company Limited	(Signed)
Zhou Mei Ling	15.0000% owner of China Construction Guaranty Company Limited	(Signed)